EXHIBIT 99.2

1 Vinci Partners & SPS Capital Transaction Overview 29 July 2022

Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincipartners . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . 2

3 Presenters Alessandro Horta Chief Executive Officer Sergio Passos Chief Operating Officer & Chief Financial Officer Bruno Zaremba Private Equity Chairman & Head of Investor Relations

4 Vinci Partners announces launch of new Special Situations segment with the acquisition of SPS Capital ▪ SPS Capital is led by a highly - experienced and top performing team with extensive experience in Special Situations investments in Brazil ▪ Transaction will increase Vinci's product offering in Private Market strategies , by filling a strategic gap in our platform, on which we can build and grow into synergistic and complementary additional funds ▪ We are combining Vinci's proprietary distribution capabilities and complementary business strategies with SPS' extensive trac k r ecord in special situations to leverage fundraising efforts for SPS Vintage IV and new products ▪ Founded in 2017, SPS Capital is one of the top independent Special Situations asset managers in Brazil , with R$2.0 billion in AUM and an extensive track record in a sizable and unexplored segment of the market Vinci Partners & SPS Capital: a top - notch and complementary partnership First M&A transaction since the IPO Transaction strengthens FRE growth with attractive near and medium - term DE/Share accretion Presence in Private Markets SPS strengthens Vinci's position as a leading asset manager for Private Market strategies in Brazil

5 A solid start to Vinci’s expansion into Special Situations Vinci brand recognition Capital allocation flexibility allows strategy to have adequate risk return across all stages of macroeconomic cycle Complexity vs. Eligibility Traditional credit markets are not open to debtors due to complex nature of transactions Brazilian Market still unexplored, with a limited number of players with experience Why Special Situations? Differentiated Origination N etwork First Class Track Record Investment Team with Best - in - Class Reputation Why SPS ? Sizable and unexplored addressable market, with opportunities for asymmetries and arbitrage

6 Vinci brand recognition Brazilian Special Situations Addressable Market¹ Sizable and underpenetrated addressable market presents opportunities ¹Source: Banco Central, Valor Econômico, Serasa, Banks’ Balance Sheet and Estadão +R$500 bn Write - offs over the last years +75 mm Legal Claims In Brazil +R$204 bn D - H Credits In the Banks’ balance sheets R$18 bn In BNDU At the banks’ balance sheets R$290 bn Total Credit In the top 20 legal restructurings 7 thousand Requests for Chapter 11 Over the last 5 years SPS Investment Approach All - Weather Approach ▪ Low correlation among strategies ▪ Exposure to assets in different stages and sectors ▪ Opportunities to deploy capital across economic cycles Downside Protection ▪ Investments with elaborate collateral structures Complexity vs . Eligibility ▪ Deal complexity does not allow companies to access standard lines of credit

7 SPS Capital | Overview Reputation First - Class Human Capital Value Creation for All Parties Alignment of Interests Downside Protection Overview Transaction Rationale ▪ SPS Capital is a leading Special Situations independent asset manager , with R$2.0 billion in AUM , distributed across three vintages in its flagship strategy ▪ Favorable risk - return strategy , with equity - like returns and debt - like downside protection ▪ SPS has experienced and high - growth trajectory since its foundation in 2017, successfully fundraising three subsequent vintages in its flagship strategy in less than five years ▪ Third vintage closed in November 2021 , reaching R$1.1 billion in capital commitments ▪ Business model with recurring and high - visibility revenue stream , with long - term lockups and fee structure higher than Vinci's current average rate ▪ High - quality and proprietary - built investor base with the potential for cross selling with complementary Vinci products ▪ We expect to leverage SPS' growth by building on Vinci’s: x Entire distribution network, leveraging Vinci’s platform to develop next vintages and new products x Potential collaboration with other segments within the company (highly synergistic and complementary to existing business lines) ▪ Complementary experience brought by the SPS team will allow us to further enhance our penetration in the entire Credit universe in Brazil, a growing segment of the market

SPS Capital | All Weather Investment Approach

Management team invests through five different investment strategies

Strategy	Description	Allocation across Vintages (%)[1]
Funding Primary Market	New money, with guarantees, for fast-growing companies or going through temporary financial difficulties. Financing for companies under Chapter 11 or under extrajudicial recovery.	40%
Funding Secondary Market	Acquisition of corporate loans issued by distressed companies followed by restructuring or collateral recovery	11%
Legal Claims	Acquisition of judicial assets against public and private entities	14%
Litigation Finance	Litigation financing where one party has a legit plea but lacks the resources to maintain a typically long and costly legal dispute	10%
Credit Platforms	Pulverized credit origination (retail) scalable through intense use of technology in their origination and processing workflows	26%

[1]Numbers may not add up due to rounding

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VINCI partners

9 SPS Capital | Vintages’ Track Record Year Committed Capital Invested Capital¹ Distributed Capital Number of Investments Net Return² I II III +R$135mm +22.6% p.a. +R$195mm 30 2018 +R$54mm +R$671mm +21.5% p.a. +R$906mm 40 2020 - +R$1,067mm +18.3% p.a. +R$114mm 9 2021 - Note: Values shown for Vintages I, II and II for Invested and Returned Capital, number of investments and return levels as of th e end of the first quarter of 2022. ¹ Funds can reinvest capital during the investment period; ²Gross Return is calculated using the pro forma track record. (CDI + 17.4% p.a.) (CDI + 14.9% p.a.) (CDI + 7.2% p.a.)

10 Marcelo Mifano, Tomás Jatobá and Benjamin Citron will join Vinci as partners and bring complementary investment experiences. Investment strategy to be unaltered, and continue to be led and executed by the SPS Team Marcelo Mifano, Partner and Co - Founder ▪ Before SPS, Marcelo was head of BTG Pactual's Corporate Special Situations . ▪ Prior to BTG Pactual, Marcelo led Banco Santander's proprietary investments in illiquid equities, and other proprietary investment units in fixed income and macro trading ▪ Marcelo is a CFA, holds a bachelor's degree in Industrial Engineering from POLI - USP, and an MBA from The Wharton School, University of Pennsylvania Tomás Jatobá, Partner and Co - Founder ▪ Before SPS, Tomás was head of legal for onshore credit operations at BTG Pactual ▪ Prior to BTG Pactual, Tomás worked with FX and derivatives at J . P Morgan and M&A at top law firms ▪ Tomás holds a degree of Law, from Universidade de São Paulo (Largo de São Francisco) . He is certified as a lawyer by OAB - SB SPS Capital | Leadership Benjamin Citron, Partner ▪ Before SPS, Benjamin worked for five years with LatAm Special Situations, at Bank of America ▪ Benjamin worked at Votorantim Group, where he led the creation of Altre , focused on Real Estate Investments . Still in Real Estate, he was an Executive Director at Tenda and partner at Homelend ▪ Other experiences include CFO at Interfile, as well as Investment Banking at Credit Suisse and Citigroup ▪ Benjamin holds a bachelor’s degree in Industrial Engineering from POLI - USP and concluded the PLD course from Harvard Seasoned best - in - class team with +15 professionals Investment Analysis Legal & Compliance Operations Investor Relations

11 13.0 5.2 4.3 1.5 2.0 25.7 7.1 2.8 Private Equity Real Estate Credit Infrastructure Vinci SPS IP&S Public Equities Hedge Funds 13.0 5.2 4.3 1.5 25.7 7.1 2.8 R$60 bn AUM 2Q’22 R$62 bn AUM 2Q’22 ProForma Vinci Partners Vinci Partners & SPS Proforma 28 30 Vinci & SPS | AUM Proforma as of June 30, 2022 Note: Vinci Partners ended the first quarter of 2022 with R$57 billion in assets under management. Long Term AUM 2Q22 2Q22 PF +8% DE Accretion ▪ Low - to - mid single - digit short - term DE/Share accretion ▪ High single - digit expected for medium - term DE/Share accretion

Vinci Partners | Private Markets milestones

One of Vinci's main strategic priorities since its foundation has been to expand into new and complementary products in Private Market strategies

Acquisition of SPS Capital marks a new milestone in our product offering capabilities

2004
VCP I
US$608 million of invested capital by Vinci's team (at Banco Pactual)

2009
Vinci Partners foundation

2011
VCP II
Fundraising for second vintage in Vinci Capital Partners strategy

2014
VCI I
Launch of Vinci Crédito Imobiliário strategy

2017
VISC
First perpetual capital vehicle in Real Estate

VCP III
Fundraising for VCP III

2017
VIR
Launch of VIR Strategy, by Vinci assuming NE II and NE III's management

FIP Transmissão
Fundraising for FIP Infra transmissão

2018
VES
Launch of Vinci Energia Sustentável strategy

2019
VIGT
First perpetual capital vehicle in Infrastructure

2020
VCM
Launch of Vinci Crédito Multiestrategia

2021
VFDL
Launch of Vinci Fulwood Logistic Development in Real Estate

VIAS
Launch of Vinci Water and Sewage in Infrastructure

2022
Acquisition of SPS Capital

Launch of Special Situations strategy with R$2.0 billion in AUM

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Vinci Partners & SPS | Consolidating Private Markets

Transaction with SPS fills a strategic gap within our Private Markets product offering

Private Market Strategies



Equity Investments

Closed-end funds seeking exposure to equity investments to real assets across Private Equity, Real Estate and Infrastructure strategies

- Vinci Capital Partners (VCP)
- Vinci Impact and Return (VIR)
- FIP Infra Transmissão
- Vinci Fullwood Logistic Dev. (VFDL)
- Vinci Water & Sewage (VIAS)



Perpetual Capital Vehicles

Yield-focused vehicles listed on the Brazilian stock exchange, with exposure to Real Estate and Infrastructure assets or Credit securities

- Vinci Shopping Centers (VISC)
- Vinci Logística (VILG)
- Vinci Offices (VINO)
- Vinci Energia (VIGT)
- Vinci Instrumentos Financeiros (VIFI)
- Vinci Imóveis Urbanos (VIUR)
- Vinci Credit Securities (VCRI)



High-Grade Private Credit

Debentures to finance infrastructure projects, senior loans, mortgage-backed securities, securitization facilities and structured-credit transactions.

- Vinci Real Estate Credit (VCI)
- Vinci Infrastructure Credit (VES)
- Vinci Multistrategies Credit (VCM)



Vinci SPS

SPS Capital will join Vinci Partners' Private Markets as a new business line, with three vintages in its flagship strategy

We believe SPS will leverage Vinci's platform and distribution capabilities to launch new and different strategies, additional to fundraising for a fourth vintage in its current flagship.

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14 Transaction Overview Transaction Structure ▪ Initial cash component at closing ▪ Additional consideration in VINP Class A common stock, up to 1.7 million shares , through an earnout structure to be paid in early 2027 Additional Considerations ▪ SPS team will be entitled to receive 100% of performance fee revenues from Vintages I and II (fully invested) and 70% of performance fee revenues from Vintage III ▪ Additional vintages and other funds raised will be subject to Vinci’s standard performance compensation structure for Private Market strategies ▪ Marcelo Mifano (Partner and Co - Founder of SPS) will join Vinci’s Executive Committee ▪ Earnout subject to the achievement of certain fundraising and incremental management fee revenue targets ▪ Transaction expected to close until the end of the third quarter 2022

15 Transaction will increase our platform’s reach , expanding the product offering into a new strategy in which we currently do not operate , while adding a best - in - class investment team 1 2 Significant long term PRE upside coming from new vertical, given the nature and structure of the funds 3 +R$2.0 billion in long - term AUM coming from funds with a private market’s fee structure . Increases quality, stability and visibility of future FRE results 4 Substantial upside for fundraising in additional funds , due to Vinci’s broad distribution capabilities aligned with SPS’ outstanding track record Vinci’s first strategic M&A since the IPO, using cash position combined with VINP’s stock to leverage inorganic growth 5 Vinci & SPS | Key Takeaways

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